Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "PRESEND, INC.", FILED IN THIS OFFICE ON THE SEVENTEENTH DAY OF MAY, A.D. 2024, AT 1:17 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

2416659 8100
SR# 20242230575

Authentication: 203502056
Date: 05-17-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF CORRECTION
TO THE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION AND
FOREIGN LIMITED LIABILITY COMPANY

PreSend, Inc. (the "Company"), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (the "DGCL"), does hereby certify that:

FIRST: The Certificate of Merger of the Company was filed with the Delaware Secretary of State on April 24, 2024 (the "Certificate") and said Certificate requires correction as permitted by Section 103 of the DGCL.

SECOND: The inaccuracy or defect of the Certificate is that there was a typographical error and it incorrectly referenced that the merger was to become effective upon the filing of the Certificate with the Secretary of State of the State of Delaware in Section FIFTH.

THIRD: Section FIFTH of the Certificate is corrected to read as follows:

"FIFTH: The merger is to become effective on May 16, 2024."

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be signed by an authorized officer this 17th day of May, 2024.

PreSend, Inc.

DocuSigned by:

By: Drew Wolfer
4E2FA7F7614343D...

Name: Drew Wolfer
Title: President

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:17 PM 05/17/2024
FILED 01:17 PM 05/17/2024
SR 20242228200 - File Number 2416659